
MAISON
MARCEL

INVESTOR DECK


MARCEL

EXECUTIVE SUMMARY

COMPANY

Maison Marcel is a Delaware C-Corp founded in March 2015 by Albert Dahan.
The company is based in NYC and was launched in March 2016

MISSION

Become the rosé brand of choice for multicultural consumers

PRODUCT

Maison Marcel is a unique semi-sweet rosé made in Aix-en-Provence by a top winemaker with a $14.99 SRP.
We will soon extend our product line to other wine SKUs

STRATEGY

We will continue to drive sales and traction in both the on and the off-premise channels

In the off-premise, our sampling strategy will be intensified and scaled up as our in-store “taste-to-buy” conversion rate is high and has proved itself a winning strategy

In the on-premise, staff contests will be run at a larger scale. We will keep on pushing the Piscine (rosé on ice), and the product’s versatility for cocktails and sangria as well as cater to sweeter wine drinkers

THE MARKET

Rosé in the US is now a **51M case/$3 billion market**

with imported wines leading the category

GROWTH OF IMPORTED ROSÉ SALES IN THE US


60%
45%
30%
15%
0%
By Value
By Volume
2010
2011
2012
2014
2015
2016

PROVENCE ROSÉ EXPORTS TO THE U.S.


5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
Millions of liters of wine

Source: Nielsen & IWSR 2015 report

THE SWEETNESS GAP

We have identified a white space for a premium branded French rosé with a sweeter and distinctive flavor profile


Premium branded rosé space
$$$
$
DRY
SEMI-SWEET
SWEET
AIX
WHITE
GIRL
ROSÉ
MAISON
MARCEL
LILLET

TARGET DEMOGRAPHIC

In-store tastings, sponsored and mega-consumer events have lead us to pour over **20,000 consumers** and allowed us to meet our core demographic

Multicultural



Source: Nielsen

Multicultural consumers are the fastest growing segment of the population and the growth engine of the future in the U.S.

- Over **120 million**
- increasing by **2.3 million per year**
- 38% of the U.S. population

COMPETITIVE ENVIRONMENT

There are only 2 wine brands targeting the multicultural demographic


BARTENURA
MOSCATO

Bartenura Moscato

400k cases sold in 2015
Est. revenue: $32M
Pro: Cult like following
Con : High sugar content


ROSÉ
PRODUIT DE FRANCE
LUC
BELAIRE
RARE
ROSÉ

Luc Belaire Sparkling Rosé

160k cases sold in 2015
Est. revenue: $35M
Pro: Celebrity endorsement
Con: Higher price point

OUR ROSÉ

Crafted with Love in
Aix-en-Provence

Vibrant tasting notes of white peach,
litchi and elderflower


M
MAISON
MARCEL
ROSÉ
2016
Product of France

Perfectly balanced with
a touch of Black Muscat

6 times less sugar than a Moscato

Maison Marcel can be the rosé wine brand of multicultural consumers

GO-TO MARKET STRATEGY

Our focus is to build strong distribution and online presence

I. Distributor support

Incentive programs
(Extra fee per-case)
Depletion allowance
(discount support)

Local brand ambassadors

II. Retail support

OFF-PREMISE
Maximize in-store tastings

ON-PREMISE
Staff contests
Brunch positioning
Focus on specific Cuisine types:
Southern inspired, Chicken & Waffle,
BBQ, Thai, etc

III. Social media & PR

Instagram content
Influencer programs
PR stunts

STRATEGY FOCUS: TASTINGS

TASTINGS IS THE ULTIMATE GROWTH ACCELERATOR AND MARKETING STRATEGY

Over 60 tastings have been conducted in NYC which led to traction and repeat orders.

CONSUMER TRIAL



CONSUMER PURCHASE

in-store conversion rate over 50%

PRODUCT ADOPTION


MAISON
MARCEL

STORE DEPLETION

average of 4 reorder per store

MILESTONES

2016	2017/2019	2020/2022
Self-distribution launch	**Wholesaler partnerships**	**National expansion**
Proof of concept and traction Maximized in-store tastings and event sponsorship for brand awareness Distribution agreement in Texas	Large distributors Extend to 6 new markets in 2017 and 12 markets in 2018 Sparkling and dry SKU Regional sales managers hire	Focus on large retail chains National sales director Local Brand Ambassador Multiple # of SKU
RESULTS **1500 cases sold by end of 2016** **Interest from large wholesalers** **Amongst top wine brands on Social Media**	GOALS **4,000/12,000 cases** **1,000 tastings** **PR Campaign**	GOALS **31,500/72,000 cases** **Roll out in 16 then 30 states**

TRACTION & AWARDS

20k+

consumer poured

2500

cases sold as of May 2017
through self-distribution

$210k

Revenue:
82k in 2016
105k for Jan-May 2017 period

Corporate Approved
and sold by Kroger Texas

RODEO UNCORKED! INTERNATIONAL WINE COMPETITION 2017

Gold medal and Class Champion
in Texas' #1 wine competition

VOTED #1 WINE TWICE AT
WINE RIOT
2016
BY 6,000+ CONSUMERS!

NEW YORK INTL WINE COMPETITION 2016 BRONZE WINNER

2017 BRONZE
TEXSOM INTERNATIONAL WINE AWARDS

SOCIAL MEDIA

Maison Marcel is one of the top rosé brands on Instagram with 37k+ followers








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Wine/Spirits
There's rosé, and then there's Marcel. A unique off-dry rosé made from Love in the heart of Provence.
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TEAM



Eric Saignes
Technical director

After spending 15 years in the region of Cognac with the prestigious Maison Laubade and Chasse-Spleen, this senior winemaker and Maitre de chaix won the 2013 gold medal for best rosé with Chateau Font DuBroc. His extensive technical knowledge and vast network of producers make Eric the ideal liaison with the Motherland.



Albert Dahan
Founder/CEO

Albert is a serial entrepreneur at the crossroads of innovation and niche markets in various industries and regions. He grew his previous fashion business from scratch to $2,5M in less than 18 months.
Albert's skill set is business development, to combine talented teams to bring ideas to life with a result-driven approach.



Vincent Biscaye
Financial Advisor

High-performing team leader and entrepreneur at heart, with background of 10+ years in financial services (Commodity Derivatives Trading) and 3+ years in Food & Beverage startups (Partner and CFO of a NY Based Organic beverage company). After a successful career in commodity trading, moved to a local juice operation and helped doubled its sales, store count and staff in 1.5 years.



Matthew Rodwick
Strategic Advisor

Director of Sales at Southern Glazer's for Pernod Ricard.
Having Matt's comprehensive analysis and expertise of the market coupled with his vast industry network is a tremendous asset for the company.

APPENDIX

U.S. MULTICULTURAL CONSUMERS ARE 120 MILLION STRONG

YEAR	MONTH	DAY	TIME
2,303,185	191,932	6,310	263
EVERY **YEAR**	EVERY **MONTH**	EVERY **DAY**	EVERY **HOUR**

MULTICULTURAL AMERICANS ARE A LARGE, YOUNG, AND GROWING SEGMENT

MULTICULTURAL GROWTH IS A PRODUCT OF BOTH IMMIGRATION AND BIRTH RATES

PRESS & PARTNERSHIP

VH1

The Daily Meal®
All Things Food & Drink

REFINERY29

COSMOPOLITAN

Hollywood Life

Bagatelle®

tfs the FASHION SPOT

BEAUTY NEWS NYC
The First Online Beauty Magazine

NEW YORK | HAMPTONS | SOUTH FLORIDA | LOS ANGELES
RESIDENT

GUEST of a GUEST

BEST PRODUCTS COM

examiner.com

“GET OFF YOUR ISLAND”


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A NEW TWIST
ON PROVENCE
MAISON
MARCEL

Maison Marcel has been selected by WPP/Young & Rubicam amongst hundreds of other companies for the creation of a campaign Pro-bono


MARCEL
Indulge in un secret soiree under the stars;
MAISON
MARCEL
PRODUCT OF FRANCE

Click here to discover the fully executable campaign


Guerilla:
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Take an adventure très magnifique
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MARCEL
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METRO NYC DRINKS 20% OF ALL ROSÉ IMPORTED
MIAMI DRINKS 15% OF ALL ROSÉ IMPORTED
AMERICA DRINKS 13% OF THE WORLD'S ROSÉ, SECOND TO FRANCE!
ROSÉ CONSUMED...
55% - WOMEN
45% - MEN

Source: Revue Vinicole Internationale

THE COUNTRIES THAT DRINK THE MOST ROSÉ

VINEPAIR



MILLIONS OF LITERS OF STILL ROSÉ WINE
2013 - NOT PER CAPITA
#3: 188.1
#1: 516.6
#2: 279.4
KEY
NO DATA
0.1 - 0.9
1 - 1.9
2 - 4.9
5 - 9.9
10 - 19.9
20 - 99.9
100 - 149.9
150 - 299.9
300+
MILLIONS OF LITERS CONSUMED
France 516.6
U.S.A. 279.4
U.K. 188.1
Italy 182.4
Germany 147.7
Spain 145.5
Netherlands 58.9
China 58.6
Russia 43.1
Belgium 40

MAP: VINEPAIR | DATA: EUROMONITOR INTERNATIONAL | VINEPAIR.COM | DELIGHTFUL DROPS OF DRINKING KNOWLEDGE